UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

Commission File Number: 001-41070

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transaction Period Ended: ______________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Graphjet Technology
Full Name of Registrant

Former Name if Applicable

Unit No. L4-E-8, Enterprise 4
Address of Principal Executive Office (Street and Number)

Technology Park Malaysia, 5700 Bukut Jalil, Kuala Lumpur, Malaysia
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 1, 2024, Graphjet Technology (the “Registrant”) filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete its annual report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) because the Registrant will need additional time to complete its financial statements for the year ended December 31, 2023. This amendment to the Original Form 12b-25 is being filed to report that the Registrant will not be filing such Form 10-K within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended. To date, the Registrant has been unable, without unreasonable effort or expense, to complete the Form 10-K, and its independent auditors have been unable to complete the audit thereof. The Registrant is continuing in its efforts to file the Form 10-K as soon as reasonably practicable. As a result of this failure to file Form 10-K, the Registrant anticipates that it will receive a corresponding notice of non-compliance from Nasdaq. The Registrant anticipates that the notice from Nasdaq will have a grace period within which to file the Form 10-K and regain compliance with the Nasdaq Listing Rules and that the Registrant will file the Form 10-K within the grace period.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Aiden Lee Ping Wei	018	272 7799
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Graphjet Technology
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2024	By:	/s/ Aiden Lee Ping Wei
Chief Executive Officer

3